FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the month of December, 2003

                         Commission File Number: 001-31472


                           CHC Helicopter Corporation
                 (Translation of registrant's name into English)


                                  Hangar No. 1
                               St. John's Airport
                       P.O. Box 5188, St. John's NL
                                     Canada
                                     A1C 5V5
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F X   Form 40-F
                                                ---            ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     No X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                 SUMMARY OF INFORMATION INCLUDED IN THIS REPORT


         On December 5, 2003, CHC Helicopter Corporation filed on SEDAR and with the Toronto Stock Exchange a Material Change Report under Section 75 of the Securities Act (Ontario), Section 85 of the Securities Act (British Columbia),
Section 146 of the Securities Act (Alberta), Section 84 of The Securities Act, 1988 (Saskatchewan), Section 81 of the Securities Act (Nova Scotia), and Section 76 of The Securities Act, 1990 (Newfoundland) regarding its execution of a Letter of Intent to acquire Schreiner Aviation Group. A copy of the Material Change Report as filed is attached.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHC HELICOPTER CORPORATION



Dated: December 5, 2003                 By: /s/ Jo Mark Zurel
                                             -----------------------------
                                             Name:  Jo Mark Zurel
                                             Title: Senior Vice-President and
                                                    Officer



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                          Material Change Report Under
                   Section 75 of the Securities Act (Ontario)
               Section 85 of the Securities Act (British Columbia)
                   Section 146 of the Securities Act (Alberta)
              Section 84 of The Securities Act, 1988 (Saskatchewan)
                 Section 81 of the Securities Act (Nova Scotia)
              Section 76 of The Securities Act, 1990 (Newfoundland)


ITEM 1.  REPORTING ISSUER

         The full name of the reporting issuer is CHC Helicopter Corporation ("CHC"), the principal office of which is located at Hangar #1, St. John's Airport, P.O. Box 5188, St. John's, Newfoundland A1C 5V5.

ITEM 2.  DATE OF MATERIAL CHANGE

         December 1, 2003.

ITEM 3.  PRESS RELEASE

         The press release was issued on December 1, 2003 at St. John's, Newfoundland. A copy of the press release is attached hereto as Schedule "A".

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         On December 1, 2003, CHC executed a letter of intent to acquire 100 per cent of Schreiner Aviation Group ("Schreiner") of the Netherlands, for a cash payment of approximately (euro)83 million ($129 million), including all outstanding debt.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         On December 1, 2003, CHC executed a letter of intent to acquire 100 per cent of Schreiner Aviation Group ("Schreiner") of the Netherlands, for a cash payment of approximately (euro)83 million ($129 million), including all outstanding debt. Schreiner operates a worldwide fleet of approximately 50 aircraft, providing helicopter and fixed wing aviation services primarily to the offshore oil and gas industry in Europe, Africa, and Asia. Schreiner's annual revenues are approximately
         (euro)100 million ($155 million). The acquisition is to be debt-financed and is expected to increase CHC's earnings per share immediately. CHC expects to complete confirmatory due diligence and negotiate final agreements, subject to regulatory approval, for a closing by January 31, 2004.

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ITEM 6.  CONFIDENTIAL REPORT

         Not Applicable.

ITEM 7.  OMITTED INFORMATION

         Not Applicable.

ITEM 8.  SENIOR OFFICER

         Jo Mark Zurel, Senior Vice-President and Chief Financial Officer of CHC is the officer knowledgeable about the details of the material change.

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

THIS REPORT IS EXECUTED AT ST. JOHN'S, NEWFOUNDLAND THIS 4TH DAY OF DECEMBER, 2003.





                                        CHC HELICOPTER CORPORATION


                                        Per: "Jo Mark Zurel"
                                             -----------------------------------
                                             Name:  Jo Mark Zurel
                                             Title: Senior Vice President and
                                                    Chief Financial Officer


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                                  SCHEDULE "A"

CHC to acquire Schreiner Aviation Group

Monday, December 1, 2003, St. John's, Newfoundland, Canada: CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) today announced that it has successfully executed a Letter of Intent to acquire 100 per cent of Schreiner Aviation Group ("Schreiner") of Hoofddorp, the Netherlands, for a cash payment of approximately (euro)83 million (CDN$129 million), including all outstanding debt. CHC expects to complete confirmatory due diligence and negotiate final agreements, subject to regulatory approval, for a closing by January 31, 2004.

Schreiner operates a worldwide fleet of approximately 50 aircraft, providing helicopter and fixed wing aviation services primarily to the offshore oil and gas industry in Europe, Africa and Asia. Schreiner's annual revenues are approximately (euro)100 million (CDN $155 million).

CHC Chairman and CEO Craig L. Dobbin, O.C. said: "This is a perfect fit for CHC. Together with Schreiner we become the undisputed world leader in offshore oil and gas helicopter support services. The acquisition will significantly increase the international diversity of our operations. Schreiner operates in many offshore growth areas not currently served by CHC, including the Netherlands, Nigeria, Chad, Cameroon and Indonesia and employs a similar operating philosophy of providing the highest levels of safety, value and customer service in the industry."

The acquisition of Schreiner complements CHC's existing market coverage and will provide the opportunity through fleet management to strengthen Schreiner's market position.

The acquisition is to be debt-financed and is expected to increase CHC's earnings per share immediately.

CHC Helicopter Corporation, together with Schreiner is the world's largest provider of heavy and medium helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,000 professionals worldwide.

SEE ATTACHED FACT SHEET FOR ADDITIONAL INFORMATION ON SCHREINER

For further information, please contact:

Jo Mark Zurel, Senior Vice-President      Derrick Sturge, Vice President Finance
& Chief Financial Officer                 & Corporate Secretary
709-570-0567                              709-570-0713

Chris Flanagan,
Director of Communications
709-570-0749/685-1537

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@stjohns.chc.ca.

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--------------------------------------------------------------------------------
This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
--------------------------------------------------------------------------------


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Schreiner Aviation Group Fact Sheet:

Schreiner is the largest helicopter operator in the Dutch portion of the North Sea, providing offshore helicopter support services and helicopter emergency medical services. Schreiner is also a major operator in Africa, providing helicopter and fixed wing aviation support services to the oil and gas industry, with significant offshore helicopter support services in Nigeria and Cameroon, and longstanding pipeline construction and maintenance/surveillance support in Chad. Schreiner operates its own maintenance centre based at Den Helder Airport, the Netherlands.

Major Markets

Nigeria - Schreiner operates a fleet of helicopters and fixed-wing aircraft providing support to the offshore and onshore oil and gas operations, where it has a market share of approximately 45%. In addition Schreiner operates scheduled domestic flights in Nigeria utilizing its fleet of DeHavilland Dash 8 aircraft. Schreiner currently has 14 aircraft in Nigeria, and operates an additional seven aircraft owned by customers.

Netherlands - Schreiner is the largest helicopter operator in the Dutch part of the North Sea, serving primarily offshore oil and gas operations. The Dutch operations also include ship services and emergency medical services. The Dutch North Sea operations consist of 12 helicopters.

Cameroon and Chad - Schreiner provides helicopter and fixed-wing aircraft to support a major pipeline project linking oil fields in southern Chad with terminal facilities off the Cameroon coast. Schreiner utilizes a combination of 10 helicopters and fixed-wing aircraft in this market.

Indonesia - Schreiner has recently been awarded a contract to provide helicopter support to offshore oil and gas operations in Indonesia.

Other - Schreiner also includes a number of other operations including a fixed-wing maintenance facility in the Netherlands, an aircraft parts sales business, a 37.8% investment in Inear, the largest onshore and offshore helicopter operator in Spain, and other non-core operations including a military target manufacturing business in Canada.

Aircraft

Schreiner operates approximately 50 aircraft, consisting of 33 helicopters and 17 fixed-wing. The helicopters are primarily medium aircraft including various Sikorsky S76 and Eurocopter SA365 models. The fixed-wing fleet is comprised primarily of DeHavilland Dash 6 and Dash 8 aircraft.